August 29, 2025

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Claire Erlanger
Thomas Jones

Re:	Billion Group Holdings Limited
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted July 31, 2025 CIK No. 0002069821

Ladies and Gentlemen:

On behalf of our client, Billion Group Holdings Limited (the “Company”), a foreign private issuer organized under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated August 12, 2025 on the Company’s Amendment No. 2 to Draft Registration Statement on Form F-1 submitted on July 31, 2025. Concurrently with the submission of this letter, the Company is submitting its Form F-1 Registration Statement (the “Form F-1”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letter dated August 12, 2025 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Form F-1 where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted July 31, 2025

Risks Relating to Doing Business in Hong Kong, page 5

1.	We note your response to prior comment 5 and we re-issue the comment. In your summary of risk factors, disclose the risks that your corporate structure and being based in or haying the majority of the company's operations in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please note that each summary risk factor should have a cross-reference to the relevant individual detailed risk factor.

In response to the Staff’s comments, we have revised our disclosure on the cover page to explicit to describe the significant risks with cross-reference to the more detailed discussion of these significant regulatory, liquidity, and enforcement risks on pages 13, 14, and 15.

Our business is affected by the quality and quantity of the products, page 21

2.

We note your response to prior comment 6. Please revise the disclosure on pages 22 and 68 to identify the "major supplier" and "Supplier A." respectively.

In response of the Staff’s comments, we have revised the disclosure on page 22 to identify the “primary supplier” and “Supplier A”.

General terms with customers, page 70

3.

We note your response to prior comment 8. It appears from section 3 of the agreements with customers filed as exhibits 10.6, 10.8 and 10.9 that the agreements are valid from March 25, 2023 to March 24, 2027. However, it appears from the disclosure on page 70 that the initial term is two years. Please advise or revise accordingly.

In response of the Staff’s comments, we have amended page 70 of the Form F-1 that the initial term varies from 2 to 4 years.

Consolidated Financial Statements of Billion Group Holdings Limited, page F-1

4.

We note your response to our prior comment 12, that for the years ended December31, 2024 and 2023, the financial statements presented are the combined financial statements of the Company, Harmony Alliance and Billion Enterprise International Limited. However, the financial statements included in the filing are referred to as consolidated financial statements of Billion Group Holdings Limited and the audit report also refers to consolidated financial statements. In light of the fact that the reorganization has not yet occurred, the audited financial statements for the years ended December 31, 2024 and 2023 included in the filing should be labeled as “combined” rather than “consolidated and should not be labeled as those of Billion Group Holdings Limited, the registrant, as that entity was not in existence as of the period represented by the financial statements. Consolidated financial statement presentation would not be appropriate without the inclusion of a draft audit report. Additionally, please have your auditor modify its report to refer to the appropriate financial statements.

In response of the Staff’s comments, we have amended the audited financial statements for the years ended December 31, 2024 and 2023 included in the filing as “combined financial statements”. The independent auditor also modified its report.

Very truly yours,

/s/ Kyle Leung
Name:	Kyle Leung
Partner
Concord & Sage PC

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765